EXHIBIT 21

                     [PROLER INTERNATIONAL CORP. LETTERHEAD]

FOR IMMEDIATE RELEASE

                 PROLER INTERNATIONAL CORP. REJECTS ACQUISITION
                   PROPOSAL FROM HUGO NEU CORPORATION, CITING
                              FINANCING CONDITIONS

        Houston, Texas: November 12, 1996 -- Proler International Corp. (NYSE:PS) announced today that Proler's Board of Directors has determined that a proposal by Hugo Neu Corporation to acquire Proler through a tender offer and merger at $8.25 in cash for each Proler share is unacceptable, due to financing and other conditions and uncertainties. As a result, Proler's Board determined that the Hugo Neu offer, although nominally at a higher price, did not constitute a "superior proposal" compared to the pending agreement between Proler and Schnitzer Steel Industries, Inc. As previously announced, Proler has agreed to be acquired by Schnitzer through a tender offer and merger at $7.50 in cash for each Proler share. Schnitzer's tender offer is scheduled to be completed on Friday, November 15, 1996, subject to termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and satisfaction of certain other conditions. Proler has been advised that approximately 58% of Proler's shares have been tendered to Schnitzer.

        Proler also announced that its Board of Directors has been advised by J.C. Bradford & Co. and Chase Securities, Inc. that, in view of, among other things, the conditions contained in the Hugo Neu proposal, Proler's financial advisors continue to believe that the pending Schnitzer offer is fair, from a financial point of view, to the stockholders of Proler.

        Bruce Wilkinson, Proler's President, stated "Proler's Board of Directors is unanimous in continuing to recommend the Schnitzer transaction, which we hope will receive clearance to close on schedule this week. The proposal we received from Hugo Neu this past weekend contained unacceptable terms and conditions, which included financing conditions. Under the proposal, Hugo Neu's obligation to purchase Proler stock was contingent upon Hugo Neu's completion of more than $120 million of financings, involving a proposed refinancing of Hugo Neu's business as well as financing for the offer for Proler and the refinancing of Proler's debt. The third party proposals for this financing furnished to Proler by Hugo Neu were contingent upon due diligence and other conditions, including an unusual provision under which an offshore steel industry participant conditioned its obligation to provide an essential component of the financing package upon negotiation and execution of a `sales agreement' to `handle' at least 450,000 tons of scrap per year for Hugo Neu on terms `to be agreed upon.'"

        Proler is advising Hugo Neu directly regarding the terms and conditions of the Hugo Neu proposal that are unacceptable to Proler. As permitted by Proler's agreement with Schnitzer, Proler is willing to negotiate with Hugo Neu any revisions that Hugo Neu may make to address the uncertainties and conditions that made its proposal unacceptable to Proler.

        Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.